Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) March 31, 2025

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)
(unaudited)

		Three months
Periods ended March 31 (millions except earnings per share)	Note	2025	2024
REVENUE	3	$670	$657

OPERATING EXPENSES
Salaries and benefits		444	416
Goods and services purchased		129	116
Share-based compensation	4	7	1
Acquisition, integration and other		6	7
Depreciation	10	35	34
Amortization of intangible assets	11	46	45
		667	619

OPERATING INCOME		3	38

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	12	—	(29)
Interest expense	5	30	35
Foreign exchange gain		(2)	(5)
(LOSS) INCOME BEFORE INCOME TAXES		(25)	37
Income tax expense	6	—	9
NET (LOSS) INCOME		(25)	28

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(20)	16
Exchange differences arising from translation of foreign operations		45	(31)
		25	(15)
COMPREHENSIVE INCOME		$—	$13

EARNINGS (LOSS) PER SHARE	7
Basic		$(0.09)	$0.10
Diluted		$(0.09)	$0.05

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	276	274
Diluted	7	276	289
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		$137	$174
Accounts receivable	8	459	454
Due from affiliated companies	16(a)	31	16
Income and other taxes receivable		9	8
Prepaid and other assets		56	42
Current portion of derivative assets	9	12	13
		704	707
Non-current assets
Property, plant and equipment, net	10	465	456
Intangible assets, net	11	1,351	1,379
Goodwill	11	1,953	1,926
Derivative assets	9	—	15
Deferred income taxes		12	12
Other long-term assets	17(b)	26	26
		3,807	3,814
Total assets		$4,511	$4,521

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17(b)	$317	$321
Due to affiliated companies	16(a)	260	231
Income and other taxes payable		71	68
Current portion of provisions	12	44	7
Current maturities of long-term debt	13	125	116
Current portion of derivative liabilities	9	1	2
		818	745
Non-current liabilities
Provisions	12	98	139
Long-term debt	13	1,365	1,409
Derivative liabilities	9	2	—
Deferred income taxes		248	256
Other long-term liabilities		28	27
		1,741	1,831
Total liabilities		2,559	2,576

Owners’ equity		1,952	1,945
Total liabilities and owners’ equity		$4,511	$4,521

Contingent liabilities	15
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
Balance as at January 1, 2024	274	$1,648	$55	$347	$(13)	$2,037
Net income	—	—	—	28	—	28
Other comprehensive loss	—	—	—	—	(15)	(15)
Multiple Voting Shares converted to Subordinate Voting Shares	(3)	(11)	—	—	—	(11)
Subordinate Voting Shares converted from Multiple Voting Shares	3	11	—	—	—	11
Share-based compensation	1	9	(9)	—	—	—
Balance as at March 31, 2024	275	$1,657	$46	$375	$(28)	$2,050

Balance as at January 1, 2025	276	$1,656	$69	$286	$(66)	$1,945
Net loss	—	—	—	(25)	—	(25)
Other comprehensive income	—	—	—	—	25	25
Share-based compensation	1	9	(2)	—	—	7
Balance as at March 31, 2025	277	$1,665	$67	$261	$(41)	$1,952
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2025	2024
OPERATING ACTIVITIES
Net (loss) income		$(25)	$28
Adjustments:
Depreciation and amortization		81	79
Interest expense		30	35
Income tax expense		—	9
Share-based compensation		7	1
Changes in business combination-related provisions		—	(29)
Change in market value of derivatives and other		(10)	(6)
Net change in non-cash operating working capital	17(c)	(7)	11
Income taxes paid, net		(7)	(2)
Cash provided by operating activities		69	126

INVESTING ACTIVITIES
Cash payments for capital assets	17(c)	(27)	(22)
Cash payments for acquisitions	11	—	(3)
Cash used in investing activities		(27)	(25)

FINANCING ACTIVITIES
Shares issued		1	1
Withholding taxes paid related to net share settlement of equity awards	4(a)	(2)	(2)
Long-term debt issued	17(d)	150	45
Repayment of long-term debt	17(d)	(211)	(94)
Interest paid on credit facilities		(19)	(24)
Cash used in financing activities		(81)	(74)

Effect of exchange rate changes on cash and cash equivalents		2	—

CASH POSITION
(Decrease) increase in cash and cash equivalents		(37)	27
Cash and cash equivalents, beginning of period		174	127
Cash and cash equivalents, end of period		$137	$154
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS Digital or the Company), formally rebranded to TELUS Digital Experience in the third quarter of 2024, is a digital customer experience innovator that provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients.
TELUS Digital was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS. TELUS Digital maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS Digital and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS Digital.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
Consolidated results of operations focused
3.	Revenue	7
4.	Share-based compensation	7
5.	Interest expense	8
6.	Income taxes	9
7.	Earnings (loss) per share	9
Consolidated financial position focused
8.	Accounts receivable	10
9.	Financial instruments	11
10.	Property, plant and equipment	12
11.	Intangible assets and goodwill	12
12.	Provisions	13
13.	Long-term debt	13
14.	Share capital	15
15.	Contingent liabilities	15
Other
16.	Related party transactions	16
17.	Additional financial information	17
1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients’ operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2024. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards). Our condensed interim consolidated financial statements comply with IAS 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
These condensed interim consolidated financial statements as at and for the three-month period ended March 31, 2025 were authorized by our Board of Directors for issue on May 9, 2025.

(b)    Accounting policy developments
Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied
In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
•With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
•Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.
The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.
In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 13—Long-term debt).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.

3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals:

	Three months
Periods ended March 31 (millions)	2025	2024
Tech and Games	$282	$278
Communications and Media	173	160
eCommerce and FinTech	58	68
Healthcare	50	49
Banking, Financial Services and Insurance	40	36
All others[1]	67	66
	$670	$657
1.All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our AI & data solutions service line has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months
Periods ended March 31 (millions)	2025	2024
Europe	$203	$196
North America	184	188
Asia-Pacific[1]	157	157
Central America and others[1]	126	116
	$670	$657
1.Effective for the first quarter of 2025, Asia-Pacific includes Africa, and Central America and others includes South America. Comparative information has been restated to conform with the current period presentation.
4. Share-based compensation
(a)    Restricted share unit plan
We grant restricted share units (RSUs) and performance restricted share units (PSUs), which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. All awards granted under the restricted share unit plan are nominally equal in value to one TELUS Digital subordinate voting share. Our PSU grants largely have the same features as our RSUs, but have a variable payout (0% — 300%) that depend upon the achievement of operating performance targets (non-market conditions), or total shareholder return on TELUS Digital subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (market conditions). The grant-date fair value of our PSUs affected by the achievement of non-market conditions equals the share price of the corresponding TELUS Digital subordinate voting share as of the grant date. Reflecting a variable payout, we estimate the grant-date fair value of our PSUs affected by the relative total shareholder return performance condition using a Monte Carlo simulation.

The following table presents a summary of the activity related to our restricted share unit plan:

	Three months
	Number of units		Weighted average grant-date fair value
Period ended March 31, 2025	Non-vested	Vested
Outstanding, beginning of period	20,180,936	—	$6.33
Granted	8,779,159	—	$2.82
Vested	(3,061,816)	3,061,816	$7.38
Exercised[1]	—	(1,763,617)	$10.62
Forfeited	(620,768)	—	$5.05
Outstanding, March 31, 2025	25,277,511	1,298,199	$4.92
1.During the three-month period ended March 31, 2025, 1,763,617 RSUs were exercised and settled with 1,059,943 subordinate voting shares issued from treasury and $2.0 million in withholding taxes paid.
As at March 31, 2025, the outstanding restricted share units comprised of 14,359,378 RSUs, 11,359,816 PSUs with non-market conditions, and 856,516 PSUs with market conditions.
(b)    Share option award plan
We grant share option awards, which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. Share option awards grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS Digital for a pre-determined exercise price, and are generally exercisable for a period of ten years from the date of grant. The following table presents the activity related to our share option award plan:

	Three months
	Number of share option award units		Weighted average exercise price
Period ended March 31, 2025	Non-vested	Vested
Outstanding, beginning of period	2,988,882	2,363,846	$6.53
Vested	(89,088)	89,088	25.00
Outstanding, March 31, 2025[1]	2,899,794	2,452,934	$6.53
Exercisable, March 31, 2025	—	2,452,934	$9.89

1.The exercise price for options outstanding as at March 31, 2025 ranged from $3.69 for 2,899,794 options with a weighted-average remaining contractual life of 9.5 years, $4.87 to $8.95 for 2,096,582 options with a weighted-average remaining contractual life of 1.7 years, and $25.00 for 356,352 options with a weighted-average remaining contractual life of 5.9 years.
5. Interest expense

	Three months
Periods ended March 31 (millions)	2025	2024
Interest on long-term debt, excluding lease liabilities	$20	$24
Interest on lease liabilities	7	7
Amortization of financing fees and other	1	1
Interest accretion on provisions	2	3
	$30	$35

6. Income taxes

	Three months
Periods ended March 31 (millions)	2025	2024
Current income tax expense (recovery)
For current reporting period	$11	$13
Pillar Two global minimum tax	1	1
Adjustments recognized in the current period for income tax of prior periods	(1)	(2)
	11	12
Deferred income tax recovery
Arising from the origination and reversal of temporary differences	(11)	(3)
	(11)	(3)
	$—	$9
Our income tax expense and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months
Periods ended March 31 (millions except percentages)	2025		2024
Income taxes computed at applicable statutory income tax rates	$(9)	34.7%	$7	19.6%
Adjustments recognized in the current period for income tax of prior periods	(1)		(2)
Pillar Two global minimum tax	1		1
Losses not recognized	1		1
Withholding and other taxes	4		5
Foreign tax differential	(1)		(1)
Non-deductible (taxable) items	5		(2)
Income tax expense	$—	—%	$9	24.3%
7. Earnings (loss) per share
(a)Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing net income (loss) by the total weighted average number of equity shares outstanding during the period.

	Three months
Periods ended March 31 (millions except earnings per share)	2025	2024
Net (loss) income for the period	$(25)	$28
Weighted average number of equity shares outstanding	276	274
Basic (loss) earnings per share	$(0.09)	$0.10
(b)Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 4—Share-based compensation for additional details) and provision for written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions in our Annual Report and Note 12—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method and, for the provision for written put options, the if-converted method.

	Three months
Periods ended March 31 (millions except earnings per share)	2025	2024
Net (loss) income for the period	$(25)	$28
After-tax impact of provisions for written put options	—	(14)
Fully diluted net (loss) income	$(25)	$14
Weighted average number of equity shares outstanding	276	274
Dilutive effect of share-based compensation	—	2
Dilutive effect of provisions for written put options	—	13
Weighted average number of diluted equity shares outstanding	276	289
Diluted (loss) earnings per share	$(0.09)	$0.05
For the three months ended March 31, 2025, the dilutive effect of share-based compensation awards and written put options were excluded from the calculation of diluted loss per share, since their conversion to equity shares would decrease diluted loss per share for the period. During the three-month period ended March 31, 2024, 356,352 Share Options were anti-dilutive and excluded from the calculation of diluted earnings per share.
8. Accounts receivable

As at (millions)	March 31, 2025	December 31, 2024
Accounts receivable – billed	$200	$194
Accounts receivable – unbilled	238	240
Other receivables	29	28
	467	462
Allowance for doubtful accounts	(8)	(8)
Total	$459	$454
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	March 31, 2025	December 31, 2024
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$122	$123
30-60 days past billing date	57	52
61-90 days past billing date	6	8
More than 90 days past billing date	7	3
	192	186
Accounts receivable – unbilled	238	240
Other receivables	29	28
Total	$459	$454
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months
Periods ended March 31 (millions)	2025	2024
Balance, beginning of period	$8	$2
Additions	—	3
Balance, end of period	$8	$5
9. Financial instruments
General
The carrying values of cash and cash equivalents, due from or to affiliated companies, accounts receivable, accounts payable and accrued liabilities and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. Our long-term debt, measured at amortized cost, approximates fair value as it bears interest at applicable market rates.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the EUR: USD and PHP: USD forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out below; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		March 31, 2025				December 31, 2024
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2026	$33	$10	USD:1.00 EUR:0.92	2025	$30	$—	USD:1.00 EUR:0.92
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2026	$85	$1	USD:1.00 PHP:58.35	2025	$31	$12	USD:1.00 PHP:58.48
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2026	$8	$1	3.52%	2025	$9	$1	3.52%

Non-current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	—	$—	$—	—	—	$387	$14	USD:1.00 EUR:0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$63	$—	3.52%	—	$146	$1	—

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2026	$41	$1	USD:1.00 PHP:56.61	2025	$89	$2	USD:1.00 PHP:56.66

Non-current liabilities[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$396	$2	USD:1.00 EUR:0.92	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$82	$—	3.52%	—	$—	$—	—
1.Notional amounts of derivative financial assets and liabilities are not set off.
2.Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3.Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

10. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2025	$55	$170	$312	$37	$574	$479	$1,053
Additions	1	—	4	17	22	16	38
Dispositions, retirements and other	—	—	(2)	—	(2)	(5)	(7)
Transfers	1	1	6	(8)	—	—	—
Foreign exchange	1	6	3	1	11	3	14
As at March 31, 2025	$58	$177	$323	$47	$605	$493	$1,098
Accumulated depreciation
As at January 1, 2025	$37	$94	$205	$—	$336	$261	$597
Depreciation	2	5	11	—	18	17	35
Dispositions, retirements and other	—	—	(2)	—	(2)	(4)	(6)
Foreign exchange	—	4	3	—	7	—	7
As at March 31, 2025	$39	$103	$217	$—	$359	$274	$633
Net book value
As at December 31, 2024	$18	$76	$107	$37	$238	$218	$456
As at March 31, 2025	$19	$74	$106	$47	$246	$219	$465
11. Intangible assets and goodwill

(a)     Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2025	$1,737	$120	$85	$103	$2,045	$1,926	$3,971
Additions	—	—	6	—	6	—	6
Dispositions, retirements and other	—	—	(2)	(1)	(3)	—	(3)
Foreign exchange	22	—	1	—	23	27	50
As at March 31, 2025	$1,759	$120	$90	$102	$2,071	$1,953	$4,024
Accumulated amortization
As at January 1, 2025	$530	$60	$35	$41	$666	$—	$666
Amortization	35	4	3	4	46	—	46
Dispositions, retirements and other	—	—	(2)	—	(2)	—	(2)
Foreign exchange	10	—	—	—	10	—	10
As at March 31, 2025	$575	$64	$36	$45	$720	$—	$720
Net book value
As at December 31, 2024	$1,207	$60	$50	$62	$1,379	$1,926	$3,305
As at March 31, 2025	$1,184	$56	$54	$57	$1,351	$1,953	$3,304
(b)     Impairment testing of goodwill
As at March 31, 2025, certain events and circumstances, consistent with those that existed as at December 31, 2024, continue to persist such that it was considered appropriate to test the carrying value of the TELUS Digital cash-generating unit goodwill for impairment, including the carrying value of our assets exceeding our market capitalization. As at March 31, 2025, the recoverable amount of the TELUS Digital cash-generating unit was slightly in excess of its carrying amount. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure), and used a discount rate of 9.8%, a perpetual growth rate of 3.0%, and cash flow projections through the end of 2029. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about future cash flows. As such, we validate our recoverable amount calculations through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections, including the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We considered a range of reasonably possible amounts to use for key assumptions and selected amounts that best represent management’s estimates of current and future market conditions.
As at March 31, 2025, the headroom and sensitivity of key assumptions used in our goodwill impairment test, which would result in the carrying value being equal to the recoverable amount of the TELUS Digital cash-generating unit, were consistent with those presented in our annual consolidated financial statements for the year ended December 31, 2024. We believe that any reasonably possible change in other assumptions on which our calculation of the recoverable amount is based would not cause our carrying value to exceed our recoverable amount. If the future financial performance were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS Digital cash-generating unit’s goodwill.
12. Provisions

(millions)	Employee related[1]	Written put options[2]	Other[3]	Total
As at January 1, 2025	$6	$134	$6	$146
Additions	6	—	1	7
Use	(7)	—	(3)	(10)
Reversals	—	(2)	—	(2)
Interest effect and other	—	1	—	1
As at March 31, 2025	$5	$133	$4	$142
Current	3	41	—	44
Non-current	2	92	4	98
As at March 31, 2025	$5	$133	$4	$142
1.Related to personnel-related reorganization charges. On April 3, 2025, the Company initiated a restructuring program in one of our European delivery locations, which was recognized subsequent to the current period.
2.In connection with our acquisition of WillowTree in 2023, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established.
3.Other provisions generally relate to legal and other activities that arise during the normal course of operations.
13. Long-term debt
(a)    Details of long-term debt

As at (millions)	March 31, 2025	December 31, 2024
Credit facility	$1,245	$1,284
Deferred debt transaction costs	(9)	(8)
	1,236	1,276
Lease liabilities	254	249
Long-term debt	$1,490	$1,525
Current	125	116
Non-current	1,365	1,409
Long-term debt	$1,490	$1,525

(b)    Credit facility
We have a credit facility secured by our assets with a syndicate of financial institutions, which includes TELUS as a lender, maturing on January 3, 2028. As at March 31, 2025, TELUS participates as a lender of 7.17% of our total credit facility (December 31, 2024 - 7.17%). The credit facility is comprised of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. As at March 31, 2025, the revolving credit facility and term loan had an effective interest rate of 6.7% (December 31, 2024 - 6.5%).

	March 31, 2025			December 31, 2024
As at (millions)	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$595	$—	$595	$611	$—	$611
Outstanding
Due to TELUS	15	75	90	14	78	92
Due to Other	190	965	1,155	175	1,017	1,192
	205	1,040	1,245	189	1,095	1,284
Total	$800	$1,040	$1,840	$800	$1,095	$1,895
1.Relative to amounts owed to the syndicate of financial institutions, excluding TELUS, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of $403 million of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448 million. These have been accounted for as a net investment hedge in a foreign operation (see Note 9—Financial instruments for additional details)
The credit facility bears interest at prime rate, U.S. dollar base rate, or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility) plus applicable margins. The credit facility includes customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 3.75:1.00 for each quarter in fiscal 2025 and 3.25:1.00 subsequently. All other terms of the credit agreement remain unchanged. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.
The term loan under the credit facility is subject to an amortization schedule requiring that a minimum of 1.25% of the original principal amount be repaid each quarter, with the remaining balance due at maturity of the amended credit facility on January 3, 2028.
As at March 31, 2025, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility and long-term debt agreement.

(c)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at March 31, 2025, are as follows:

Composite long-term debt denominated in	U.S. dollars			European euros	Other currencies
For each fiscal year ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2025 (remainder of year)	$45	$17	$62	$10	$18	$90
2026	60	21	81	10	23	114
2027	60	19	79	7	18	104
2028	1,080	14	1,094	4	16	1,114
2029	—	17	17	3	10	30
Thereafter	—	16	16	20	11	47
Future cash outflows in respect of composite long-term debt principal repayments	1,245	104	1,349	54	96	1,499
Future cash outflows in respect of associated interest and like carrying costs[1]	219	45	264	15	30	309
Undiscounted contractual maturities	$1,464	$149	$1,613	$69	$126	$1,808
1.Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facility (if any) have been calculated based upon the rates in effect at March 31, 2025.
14. Share capital
Our authorized and issued share capital is as follows:

	Authorized		Issued
As at (millions)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	164	164
Subordinate Voting Shares	unlimited	unlimited	113	112
As at March 31, 2025, there were 15 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 4 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
15. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, if applicable, historically we have not made significant payments under these indemnifications. As at March 31, 2025, we had no liability recorded in respect of indemnification obligations (December 31, 2024 - $NIL).

(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
16. Related party transactions
(a)Transactions with TELUS
TELUS produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS Digital.
Recurring transactions
TELUS and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS and its subsidiaries.

	2025			2024
Three months ended March 31 (millions)	TELUS (parent)	Subsidiaries of TELUS	Total	TELUS (parent)	Subsidiaries of TELUS	Total
Transactions with TELUS and subsidiaries
Revenues from services provided to	$—	$178	$178	$—	$160	$160
Goods and services purchased from	—	(7)	(7)	—	(5)	(5)
	—	171	171	—	155	155
Receipts from related parties	—	(170)	(170)	—	(174)	(174)
Payments to related parties	—	4	4	—	7	7
Payments (made) collected by related parties on our behalf and other adjustments	(26)	7	(19)	—	1	1
Foreign exchange	—	—	—	(5)	—	(5)
Change in balance	(26)	12	(14)	(5)	(11)	(16)
Accounts with TELUS and subsidiaries
Balance, beginning of period	(220)	5	(215)	(151)	35	(116)
Balance, end of period	$(246)	$17	$(229)	$(156)	$24	$(132)
Accounts with TELUS and subsidiaries
Due from affiliated companies	$7	$24	$31	$19	$28	$47
Due to affiliated companies	(253)	(7)	(260)	(175)	(4)	(179)
	$(246)	$17	$(229)	$(156)	$24	$(132)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates, where contractually required, are generally due 30 days from billing and are cash-settled on a gross basis.
(b)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
During the three-month period ended March 31, 2025, share-based compensation expense of $2 million was recognized. We granted 2,042,833 RSUs and 1,377,090 PSUs, with total grant-date fair value of $10 million.

17. Additional financial information
(a)Statements of income (loss) and other comprehensive income (loss)
During the three-month periods ended March 31, 2025 and 2024, TELUS, our controlling shareholder and largest client, accounted for 26.6% and 24.3% of our consolidated revenue, respectively, while our second largest client, Google, accounted for 12.0% and 14.5% of our consolidated revenue, respectively.
(b)Statements of financial position

As at (millions)	March 31, 2025	December 31, 2024
Other long-term assets
Lease deposits	$16	$15
Prepaid software and maintenance costs	5	6
Other	5	5
	$26	$26
Accounts payable and accrued liabilities
Trade accounts payable	$11	$36
Accrued liabilities	110	102
Payroll and other employee-related liabilities	165	159
Advance billings	23	12
Other	8	12
	$317	$321
(c)Statements of cash flows—operating activities and investing activities

	Three months
Periods ended March 31 (millions)	2025	2024
Net change in non-cash operating working capital
Accounts receivable	$15	$18
Due to and from affiliated companies, net	14	16
Prepaid expenses	(14)	(21)
Accounts payable and accrued liabilities	(18)	(4)
Income and other taxes receivable and payable, net	(1)	—
Provisions	(4)	(1)
Other long-term liabilities	1	3
	$(7)	$11
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	(22)	$(13)
Intangible assets	(6)	$(6)
	(28)	(19)
Change in accrued payables related to the purchase of capital assets	1	(3)
	$(27)	$(22)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended March 31, 2025 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,284	$150	$(189)	$—	$—	$1,245
Lease liabilities	249	—	(22)	3	24	254
Deferred debt transaction costs	(8)	—	—	—	(1)	(9)
	$1,525	$150	$(211)	$3	$23	$1,490

		Statements of cash flows		Non-cash changes
Three-month period ended March 31, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,463	$45	$(72)	$—	$—	$1,436
Lease liabilities	298	—	(22)	(2)	14	288
Deferred debt transaction costs	(11)	—	—	—	—	(11)
	$1,750	$45	$(94)	$(2)	$14	$1,713